Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
AMN Healthcare, Inc.	Nevada
Worldview Healthcare, Inc.	North Carolina
AMN Staffing Services, Inc.	Delaware
O’Grady-Peyton International (USA), Inc.	Massachusetts
O’Grady-Peyton International (Australia) (Pty), Inc.	Australia
O’Grady Peyton International Recruitment U.K. Limited	United Kingdom
O’Grady-Peyton International (SA) (Proprietary) Limited	South Africa
International Healthcare Recruiters, Inc.	Delaware